

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

August 19, 2010

Cliff J. Vallier
President
Greektown Superholdings, Inc.
555 East Lafayette
Detroit, Michigan 48226

      Re: **Greektown Superholdings, Inc.**
              Amendment No. 3 to
              Form 10
              Filed August 4, 2010
              File No. 000-53921

Dear Mr. Vallier:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    John Stickel
                    Attorney-Advisor

cc: Richard A. Goldberg
       Fax: (212) 698-3599